Code of Ethics

Rev. June 24, 2021

Los Angeles Capital Management LLC

Table of Contents

Definitions		3

Introduction		5

Scope of the Code		5

General Principles		5

Standards of Business Conduct		6

A.	Conflicts of Interest	6

B.	Outside Business Interest	7

C.	Disciplinary Events	7

D.	Prohibited Activities	7

Gifts and Entertainment		8

A.	Limits to Gifts and Entertainment Received by Employees	8

B.	Limits to Gifts and Entertainment Given by Employees	8

C.	Broker/Dealer Entertainment	9

D.	Pre-Clearing and Reporting Gifts and Entertainment	9

Personal Trading Policy		10

A.	Scope of Personal Trading Policy	10

B.	Personal Trading Procedures	10

C.	Confidentiality	13

Code of Ethics Certifications		13

Administration and Enforcement of Code		14

A.	Annual Review	14

B.	Recordkeeping	14

C.	Violations of the Code	14

Whistleblower Policy		15

Appendix A: Account Disclosure Matrix		17

Appendix B: Code of Ethics Pre-Clearance Matrix		18

Appendix C: Account Statement Requirements		19

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Definitions

Access Persons. Any Supervised Person who has access to non-public information regarding any clients’ purchase or sale of securities, or non-public information regarding the portfolio holdings of a Reportable Fund; or who is involved in the investment decision making process for a client, or who has access to such investment decisions for a client. All directors, officers, and partners are presumed to be Access Persons as the Firm’s primary business is providing investment advice. Each employee of the Firm is considered an Access Person unless otherwise exempted by Los Angeles Capital’s Approving Officers.

Approving Officers. Chief Compliance Officer in conjunction with any of the following: Counsel, CEO, or Chairman.

Automatic Investment Plan. A program in which regular periodic purchases or withdrawals are made automatically in to or from Investment Accounts in accordance with a pre-determined schedule and allocation. An Automatic Investment Plan includes a dividend reinvestment plan.

Beneficial Ownership. Generally speaking, encompasses those situations where the beneficial owner has the right to enjoy some economic benefit from the ownership of the security or can obtain ownership of the securities immediately or within 60 days, or can vote or dispose of the securities. A person is normally regarded as the beneficial owner of securities held in the name of his or her spouse or minor children living in his or her household.

Closed End Fund. A fund which does not continuously offer their shares for sale, but rather, sells a fixed number of shares at one time (in an Initial Public Offering), after which the shares typically trade on a secondary market. The price is determined by the market and may be greater or less than the shares’ net asset value.

Compliance System. Third-party compliance software used by Los Angeles Capital to record certifications and monitor activities including, but not limited, to employee and/or Access Persons’ personal trading, conflicts of interest, outside business interests, gifts and entertainment, etc.

Foreign Official. Includes governmental officials, political party leaders, candidates for office, employees of state owned enterprises (such as state owned banks or pension plans), and relatives or agents of such persons if a payment is made to such relative or agent of a Foreign Official with the knowledge or intent that it ultimately would benefit the Foreign Official.

Initial Public Offering (IPO). An offering of securities registered under the Securities Act of 1933, the issuer of which, immediately before registration, was not subject to the reporting requirements of sections 13 and 15 of the Securities Exchange Act of 1934.

Investment Account. An Investment Account is considered any personal brokerage account or retirement account capable of holding a security and where the Access Person has Beneficial Ownership or direct or indirect influence or control.

Limited Offering. An offering made to a few, select individuals that is exempt from registration under the Securities Act of 1933 (e.g., hedge funds, private placements, etc.).

Non-Discretionary Account. An account over which the Access Person has no direct or indirect influence or control.

Outside Business Interest. Any significant business interest in, or an outside position with, an entity not owned by the Firm.

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Outside Entity. Any entity (including non-profits) unaffiliated with the Firm, whether publicly or privately held. This may also include unincorporated businesses or self-employment, including family or private businesses. An Outside Entity does NOT include local community organizations such as local churches, homeowners associations, clubs, or local charities.

Reportable Fund. Any fund for which Los Angeles Capital serves as an investment adviser or sub-adviser.

Reportable Security. Any security as defined in Section 202(a)(18) of the Act, except that it does NOT include: (i) direct obligations of the Government of the United States; (ii) Bankers’ acceptances, back certificates of deposit, commercial paper and high quality short term debt instruments, including repurchase agreements, (iii) shares issued by money market funds; (iv) Shares issued by open-end funds other than Reportable Funds; and (v) Shares issued by unit investment trusts that are invested exclusively in one or more open-end funds, none of which are Reportable Funds.

Supervised Person. Director, officer, partner, or other person occupying similar status or performing similar functions, an employee of the Firm, and any other person who provides advice on behalf of the adviser and is subject to the adviser’s supervision and control.

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Introduction

This Code of Ethics (“the Code”) establishes the rules of conduct for Los Angeles Capital Management LLC (“Los Angeles Capital”) and LACM Global, Ltd. (together, with Los Angeles Capital “the Firm”) under Section 204 and Rule 204A-1 of the Investment Advisers Act of 1940, Rule 17j-1 of the Investment Company Act of 1940, and the Financial Conduct Authority Principles for Business and Conduct of Business.

Scope of the Code

The Code applies to all employees, directors, and officers of the Firm with the exception of the Personal Trading Policy section. The Personal Trading Policy section only applies to individuals that are deemed to be Access Persons.

General Principles

The Firm acts as a fiduciary to its clients and investors (“clients”) and therefore has an affirmative duty of care, loyalty, honesty, and good faith to act in clients’ best interests. The Firm’s personnel have an obligation to uphold these duties. At a minimum, the Firm and its employees must conduct themselves in accordance with the following principles at all times:

1.	You must place the interests of clients before yourself and the Firm;

2.	You must conduct business with integrity;

3.	You must act in a professional and ethical manner;

4.	You have a duty to act with skill, competence, and diligence;

5.	You have a duty to communicate with clients in a timely and accurate manner;

6.

You must conduct all personal securities transactions in such a manner as to be consistent with the Code and to avoid any actual or potential conflict of interest or any abuse of an employee’s position of trust and responsibility;

7.	You must adequately protect client assets;

8.	You must take reasonable care to organize and control the Firm’s affairs responsibly and effectively, with adequate risk management;

9.	You must adhere to the fundamental standard that investment advisory personnel not take inappropriate advantage of their positions;

10.	You must adhere to the principle that information concerning the identity of security holdings and financial circumstance of clients is confidential;

11.	Decisions affecting clients are to be made with the goal of providing suitable advice and equitable and fair treatment among clients;

12.

Communications with clients or prospective clients should be candid and fulsome. They should be true and complete and not mislead or misrepresent. This applies to all marketing and promotional materials;

13.	You must adhere to the principle that independence and objectivity in the investment decision making process is paramount; and

14.

You must report any violations of the code to Los Angeles Capital’s Chief Compliance Officer (“CCO”). If it would not be appropriate to report to the CCO, then violations should be brought to the attention of Los Angeles Capital’s General Counsel.

All employees must comply with applicable federal securities laws and Firm policies issued from time to time, and, as an adviser the Firm and its employees are prohibited from the following:

1.	Employing a device, scheme, or artifice that would defraud an investment advisory client;

2.	Making to a client or potential client any untrue statement of a material fact or omitting a material fact necessary in order to make the statements made not misleading;

3.	Engaging in any act, practice, or course of business which operates or would operate as a fraud or deceit upon a client;

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4.	Engaging in a manipulative practice with respect to a client;

5.	Engaging in any manipulative practice with respect to securities, including price manipulation, acting on or spreading false market rumors; or

6.

Making use of any information that an employee may have become aware of by virtue of his/her relationship with a client organization. Employees may not conduct a transaction while aware of such “inside information” if the information is indeed non-public in nature and comes about through dialogue and/or interaction with an official at a publicly-traded organization.[1]

Standards of Business Conduct

A. Conflicts	of Interest

The Firm recognises that, from time to time, a conflict of interest may arise between its own interests and those of a client. The Firm requires that its clients’ interests take precedence and that its employees and Access Persons disregard any other relationship, arrangement, material interest, or conflict of interest which may serve to influence, or appear to influence, the Firm’s discretionary management.

From time to time the Firm may have an interest or relationship to a transaction that either gives, or may give, rise to a conflict of interest. As a fiduciary, the Firm must not knowingly advise or deal in the exercise of discretion in relation to that transaction unless reasonable steps are taken to manage the conflict of interest to avoid impairment of that transaction. Where the Firm faces a material conflict as to a client that the Firm is unable to manage, this fact must be disclosed to the client(s) concerned.

All conflicts and potential conflicts of interest, including interest in a transaction, should be reported by employees to Los Angeles Capital’s Compliance department via the Compliance System upon hire or upon entering into any such relationship, whichever may come first. Each reported conflict will be examined by a member of the Compliance department or the General Counsel to determine whether a conflict exists and determine the appropriate measures to be taken to avoid or manage the conflict. These measures may include the implementation of appropriate information barriers or other procedures to isolate the involved personnel from investment-making decisions regarding the securities of or transactions with the company.

In determining whether a conflict of interest exists, the Firm must specifically take into account whether the Firm or an employee: (i) is likely to make a financial gain or avoid a financial loss at the expense of the client; (ii) has an interest in the outcome of the service provided to the client, or the transaction carried out on behalf of its client, which is distinct from the client’s interest in that outcome; (iii) carries on the same business as the client; or (iv) receives, or will receive, from a person other than the client, an inducement in relation to a service provided to the client in the form of monies, goods, or services, other than the standard commission or fee for that service. The following list includes, but is not limited to, possible conflicts:

•	Immediate family member is employed by a:
o	broker-dealer
o	publicly traded company
o	critical service provider (see Compliance for a full list of Critical Service Providers)
o	client
o	regulatory agency
o	investment adviser
•	Employee or family member serves on the board of directors or committee of any of the above.
•	Any material, Beneficial Ownership or interest in any of the above.
•	Executorship, trusteeship, or power of attorney privileges other than with respect to a family member.

1 Refer to Los Angeles Capital’s Insider Trading Policy for further information.

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Record of Conflicts

As its principal mechanism for identifying, managing, monitoring, and mitigating conflicts of interest, the Firm maintains a record of reported conflicts of interests, which itemizes conflicts, mitigating controls, and responsibilities.

Identified material conflicts are disclosed to clients in Los Angeles Capital’s Form ADV Part 2A.

B. Outside	Business Interest

The Firm permits employees to maintain Outside Business Interests as long as the Outside Business Interest does not: (i) create an actual or potential conflict of interest for the Firm; (ii) interfere with the employee’s duties to the Firm and its clients; or (iii) jeopardize the business or reputation of the Firm. Outside Business Interests include a wide range of endeavors, including but not limited to: employment with an unaffiliated company, acting as an independent contractor or consultant, owner of an unrelated business, or serving as a director or officer of any Outside Entity.

Employees should not hold any part-time or secondary position with any Outside Entity that may create an actual or potential conflict of interest with the duties the employee performs for the Firm, regardless of whether the employee is compensated or not. A position with an Outside Entity is considered an Outside Business Interest.

Employees may not engage in Outside Business Interests without approval from their supervisor, the CCO, General Counsel, and the CEO. A request to engage in or undertake an Outside Business Interest must be submitted via the Compliance System. See Compliance for more information.

No Firm employee may accept an appointment as an executor, trustee, guardian, conservator, general partner, or other fiduciary, or any appointment as a consultant in connection with fiduciary or active money management matters, without obtaining approval from Los Angeles Capital’s CCO. Securities trading by employees in any fiduciary capacity is subject to the Firm’s Personal Trading Procedures.

Approval of an Outside Business Interest will be subject to the implementation of procedures to safeguard against potential conflicts of interest, such as establishing information barriers, placing securities of the company on the Firm’s restricted list, or recusing yourself if the entity ever considers doing business with the Firm. Approval may be withdrawn at any time if the Firm’s senior management concludes that withdrawal is in the Firm or its clients’ interests. Employees must provide Compliance with prompt notification any time a previously approved Outside Business Interest changes or the employee becomes aware of a conflict of interest relating to the activity. It is possible that the employee may be required to discontinue the previously approved activity.

See Compliance if you are unsure of your reporting obligations.

C. Disciplinary	Events

All employees are required to promptly notify Los Angeles Capital’s CCO of any disciplinary history upon hire and in the event of notice of or commencement of any regulatory, legal, or disciplinary action even if such action relates to your prior employment. The CCO is responsible for determining whether the information is material and must be reported to regulators and/or clients.

D. Prohibited	Activities

Employees are prohibited from all of the following activities:

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•

Using or sharing knowledge about pending, currently considered, or recent securities transactions of clients to profit personally, directly or indirectly, as a result of such transaction, including purchasing or selling such securities.

•

Disclosing to other persons any information about a client and/or former clients, including financial circumstances, security holdings, identity (unless the client has previously consented to the circumstances of the disclosure), and any advice furnished by the Firm.

•

Borrowing from clients or providers of goods or services with whom the Firm deals, except those who engage in lending in the usual course of business and then only on terms offered to others in similar circumstances, without special treatment. This prohibition does not preclude borrowing from individuals related to you by blood or marriage.

•	Giving advice to clients that may be interpreted as giving legal advice. All questions in this area should be referred to Los Angeles Capital’s General Counsel.

•

Giving clients advice on tax matters, the preparation of tax returns, or investment decisions, with the exception of situations that may be appropriate in the performance of an official fiduciary or advisory responsibility, or as otherwise required in the ordinary course of your duties.

Gifts and Entertainment

A conflict of interest may occur when an employee’s personal interests interfere or potentially interfere with responsibilities to the Firm or its clients. The overriding principle is to eliminate any conflict of interest. Accordingly, employees should not solicit, give, or accept inappropriate gifts, favors, entertainment, special accommodations, or other things of material value that could be viewed as overly generous, aimed at influencing decision-making, or making either party feel beholden to a person or a company or that in any manner would conflict with the best interests of the Firm or its clients.

A. Limits	to Gifts and Entertainment Received by Employees

•

No employee may receive any gift, service, or other thing valued greater than $100 in aggregate (a “Prohibited Gift”) from any person or entity that does or hopes to do business with the Firm or an affiliate of the Firm within a calendar year. The receipt of cash gifts is prohibited. Los Angeles Capital’s CCO is authorized to make a final determination as to whether the thing of value should be considered a Prohibited Gift within the context of the Code’s principles and may approve or deny requests to be able to accept any gift. An example of something that would not be considered a Prohibited Gift would be receipt of free admission to a conference hosted by one of the Firm’s current vendors or service providers which is also provided to other clients at no charge.

•

No employee may accept extravagant or excessive entertainment from a client, prospective client, or any other person or entity that does or hopes to do business with the Firm or an affiliate of the Firm.[2] Employees may accept a business entertainment event, such as dinner or a sporting event, of reasonable value, if the person or entity providing the entertainment (i) is present; (ii) the entertainment is not provided as part of a quid pro quo arrangement; and (iii) the entertainment does not create a conflict of interest in relation to any client account.

B. Limits	to Gifts and Entertainment Given by Employees

•	No employee may give or offer to give any gift, service, entertainment, or other thing of value to employees or representatives of entities appearing on the LACM Restricted Entities List.[3]

2 Entertainment provided by a broker/dealer is subject to stricter requirements. Please refer to the section on Broker/Dealer Entertainment for more information.

3 The LACM Restricted Entities List is available via the Compliance System.

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•

Except as prohibited above, no employee may give or offer to give any gift, service, or other thing valued greater than $100 in aggregate within a calendar year to existing clients, prospective clients, or any other person or entity that does or hopes to do business with the Firm or an affiliate of the Firm, including brokers and service providers, without the prior consent of Los Angeles Capital’s Compliance department. Cash gifts are prohibited.

o

There are more restrictive rules and limitations for gifts and entertainment provided to individuals associated or employed by certain state or local government plans, ERISA plans, unions and union officials, and Foreign Officials. Please see Compliance or Legal regarding specific gift giving limitations prior to giving any gifts to such persons. Please note that for some clients or prospects entertainment and gifts may be required to be reported to a third party and could reflect unfavorably on the Firm or disqualify the Firm from being able to provide management services.

o

State and local governments increasingly limit or prohibit gifts and entertainment to the employees, officers, board members, and consultants of their pension and other investing funds. Some prohibit providing anything of value, including any food, whether provided at a Firm facility or event or elsewhere, or transportation to and from airports by cab or private car. Failure to comply with these requirements by the Firm or its employees can lead to disqualification of the Firm from managing assets for the client, loss of management fees, or other penalties. Please see Compliance or Legal regarding specific gift and entertainment limitations for such persons.

o	Gifts and contributions to elected political officials and candidates for political office are covered by special rules. See the Pay to Play Policy.

•

No employee may provide extravagant or excessive entertainment to a client, prospective client, or any other person or entity that does or hopes to do business with the Firm or an affiliate of the Firm. Employees may provide a business entertainment event, such as dinner or a sporting event, of reasonable value, if the person or entity providing the entertainment is present and it is both necessary and incidental to the performance of the Firm’s business.

C.  Broker/Dealer Entertainment

All employees are required to obtain pre-clearance from Compliance prior to accepting any entertainment from a broker/dealer by submitting a Broker Entertainment Request via the Compliance System. EACH Firm attendee/representative must submit a separate request to cover his or her participation only. Pre-clearance approval cannot be granted by the same individual seeking pre-clearance. All Broker Entertainment Requests must be submitted to the Compliance department in advance of the event.

D.  Pre-Clearing and Reporting Gifts and Entertainment

Regardless of value or giver, all gifts and entertainment received are required to be logged in the Compliance System. You are advised to seek pre-approval if you are not certain whether the entertainment would be considered excessive, if you are providing a gift or entertainment to a government fund/pension plan, Union or Union Official, or ERISA fiduciary, or if you cannot judge whether a gift has a value over $100. If any unapproved gift is received, the recipient should either reject the gift, give the gift to Compliance who will return the gift to the giver, or if returning the gift would harm relations with the giver, Compliance will donate the gift to charity.

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Personal Trading Policy

A.  Scope of Personal Trading Policy

The Personal Trading Policy portion of the Code is only applicable to Access Persons. Every director, officer, and employee of the Firm is considered an Access Person, unless otherwise exempted by Los Angeles Capital’s Approving Officers. Consultants, interns, or other temporary employees may be considered an Access Person depending on certain factors such as length of service, nature of duties, and access to the Firm’s information. Such persons will be notified if they are NOT considered to be an Access Person.

Related Parties of Access Persons

Certain Related Parties to Access Persons are subject to the specific reporting requirements detailed in the Personal Trading Procedures section.

B.  Personal Trading Procedures

The Firm has adopted the following Personal Trading Procedures that must be followed by all Access Persons and their Related Parties where applicable. In certain circumstances, and in its discretion, Compliance may prohibit an Access Person from engaging in any personal trading activity and will communicate such prohibition or other limitations to the Access Person at hire or at the time of effect. Restrictions on personal trading do not relieve an Access Person of any reporting requirements set forth by the Code.4

Disclosure of Personal Accounts and Security Holdings

Each Access Person must disclose via the Compliance System all Investment Accounts and directly held Reportable Securities where the Access Person or a Related Party has direct or indirect Beneficial Ownership:

•	Within 10 days of being hired;

•	At account opening;

•	At the time such ownership is obtained; and

•	On a quarterly basis thereafter.

Appendix A offers guidance on account disclosure requirements specific to various account types. Appendix C includes the minimum account statement requirements accepted to fulfill regulatory requirements.

Each Access Person & Related Party, where relevant, must consent to Compliance’s receipt of data feeds directly via the Compliance System for all Investment Accounts.

Under the SEC Rules, a person is regarded as having Beneficial Ownership when they can either directly or indirectly benefit economically from the account OR if the securities are held in the name of a Related Party, defined as:

•	A husband, wife, or domestic partner

•	A minor child

•	A relative or significant other sharing the same house, and

•	Anyone else if the Access Person:
o	Obtains benefits substantially equivalent to ownership of the securities
o	Can obtain ownership of the securities immediately or within 60 days, or
o	Can vote the securities

4 Certain Access Persons, such as consultants, interns, or other temporary employees, may be required to meet the Code’s reporting obligations in alternative ways to the Compliance System. Where applicable, the Compliance department will work with each Access Person to determine satisfactory requirements and will be communicated at time of hire or occurrence.

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Another example of an Access Person having Beneficial Ownership includes trades in any relative’s brokerage account (not just those living in the same household) if the Access Person is authorized to make or direct trades AND can benefit economically from the account, regardless of whether the Access Person actually makes or directs the trades.

Whether you have Beneficial Ownership in the securities of a spouse, domestic partner, minor child, or relative or significant other sharing the same house can be rebutted only under very limited facts and circumstances. If you believe your situation is unique and therefore rebuts the presumption of Beneficial Ownership, you must contact the CCO for written approval.

If you act as a fiduciary with respect to funds and accounts managed outside of the Firm (e.g. if you act as the executor of an estate for which you make investment decisions) and have received approval to engage in such Outside Business Interest, you are deemed to have Beneficial Ownership in the assets of that fund or account. Accordingly, any securities transactions you make on behalf of that fund or account will be subject to the general trading restrictions and reporting applicable to you under the Code.

Permitted Investment Accounts

Access Persons and their Related Parties are only permitted to maintain Investment Accounts with the brokerages identified on LACM’s Designated Brokerage List for Access Persons and Related Parties.5 Employer-sponsored retirement accounts (e.g., 401(k) and 403(b)), 529 Plans, and Compliance-approved Non-Discretionary Accounts are exempt from this requirement.

Unless written permission is granted by Compliance, Access Persons and their Related Parties are required to transition any applicable accounts within 90 calendar days from the time of disclosure to a broker on LACM’s Designated Brokerage List. The transition process must begin within 30 calendar days from the date of account disclosure. Evidence that the transition has commenced may be requested by Compliance at any time on or after the 31st calendar day.

Pre-Clearance Procedures

Transacting in various security types, including limited offerings, must be pre-cleared via the Compliance System. Please see Appendix B for examples of the types of securities transactions that require pre-clearance, or consult Compliance if you are unsure of any pre-clearance obligations. All personal trading pre-clearance request must be approved in the Compliance System prior to execution.

Personal Trade Pre-Clearance Requests are made via the Compliance System and require the approval of a member of the Trading department AND a member of the Compliance department. Compliance retains the discretion to evaluate the circumstances of each transaction in conjunction with its corresponding trade request. Certain circumstances may require an estimated value of the transaction subject to a reasonable variance.

Pre-clearance approval cannot be granted by the same individual seeking pre-clearance. A standard approval is valid only until the end of the trading day on which approval was granted, or such shorter time as may be specified. If the trade is not executed by the end of the current trading day a new pre-clearance request needs to be submitted for approval prior to trading on any subsequent day.

Private Investments

Initial purchases by Access Persons or their Related Parties in securities of privately – owned companies are required to receive pre-clearance approval from a member of the Compliance department via the Compliance System. A standard approval is valid only within thirty calendar days from the day in which

[5]

The LACM Designated Brokerage List for Access Persons and Related Parties is available via the Compliance System. Consultants, interns, or other temporary employees deemed an Access Person by Compliance may be exempt from the Firm’s Designated Brokerage requirement in certain circumstances.

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approval was granted. If the company notifies you of their intent to go public, you must immediately notify Compliance. All such positions in privately – owned companies and subsequent transactions need to be confirmed quarterly via the Compliance System as part of the Quarterly Reporting process.

LACM Identified Securities List

Transactions directed by Access Persons or Related Parties in securities and Reportable Funds identified on this list require pre-clearance approval prior to execution. This includes transactions directed by Access Persons or Related Parties in employer sponsored retirement accounts, as well as applicable transactions occurring in the Los Angeles Capital 401(k) Profit Sharing Plan.

Exemptions from Pre-Clearance

•

Transactions pursuant to an Automatic Investment Plan (plan contributions, dividend reinvestment plans, etc.). Note that a voluntary, initial automatic investment transaction in an account other than an employer sponsored retirement account must be pre-cleared in accordance with its security and transaction type, but all subsequent automatic investments are exempt from pre-clearance provided the schedule and security remain the same.

•

Purchases effected upon the exercise of rights issued pro rata to all holders of a class of its securities, to the extent such rights were acquired from such issuers, and sales of such rights so acquired.

•	Non-directed acquisition or sales of securities due to involuntary corporate actions, including stock dividends, splits, mergers, spin-offs, etc.

•	Receipt of gifts of securities.

•

Purchases or sales held in Compliance-approved Non-Discretionary Accounts where the employee has no direct or indirect influence or control. This includes accounts where the employee has signed over-all investment discretion to an adviser, broker, or other trustee.

•	Acquisition of shares of Los Angeles Capital by Access Persons pursuant to periodic share offerings.

•	Subsequent transactions in a Limited Offering where the initial investment received pre-clearance approval.

•	Fractional share positions that are automatically executed subject to broker discretion or account terms.

Prohibited Transactions

The Firm does not allow:

•	Purchases of a publicly traded client security (stock, bond, etc.);[6]

•	Purchase of shares through an Initial Public Offering (IPO);

•	Engaging in frequent trading of a Reportable Fund;[7]
•	Engaging in day trading as it may be a potential distraction from servicing clients; and
•	Undertaking personal investment transactions with the same individual employee at a broker-dealer firm on the Firm’s approved brokerage roster.[8]

In the event that a restricted security was held prior to your employment with the Firm or prior to the addition to the Firm’s restricted list, the Firm will not require you to liquidate your position but instead require pre-clearance on future transactions.

6 Refer to the Firm’s Restricted Securities List.

7 Frequent trading of a Reportable Fund is defined as selling or repurchasing a position that was taken or sold, respectively, less than thirty days prior to the transaction. Certain funds may have more restrictive frequent trading policies. A list of the Reportable Funds is available via the Compliance System.

8 Non-Discretionary Accounts and Related Parties are not subject to this prohibition. A list of prohibited individuals is available via the Compliance System.

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Quarterly Personal Brokerage Statements

Access Persons will provide the Compliance department via the Compliance System all Investment Account statements where the Access Person has either direct or indirect Beneficial Ownership AND direct/indirect influence or control, including the investment accounts of all Related Parties. This may include such accounts as traditional brokerage accounts, IRAs, former employer sponsored retirement plans (e.g., 401(k)s or 403(b)s), etc. and must reflect all activity within the account during the quarterly period under review.

Where possible, data feeds for these accounts and their respective activity will be provided on a daily basis to the Compliance department via the Compliance System. If feeds are not possible, each Access Person will be required to submit, on a quarterly basis via the Compliance System, duplicate copies of all Investment Account statements where the Access Person has either direct or indirect Beneficial Ownership AND direct/indirect influence or control, including the Investment Accounts of all Related Parties. Statements must meet the minimum requirements outlined in Appendix C.

Exempt Reporting Requirements

Access Persons do not need to provide statements or pre-clear transactions in Compliance-approved Non-Discretionary Accounts where the Access Person has no direct or indirect influence or control, including securities held in accounts where the Access Person may have signed over ALL investment discretion to an adviser, broker, or other trustee. However, Access Persons are required to report the existence of these accounts in the Compliance System on a quarterly basis, along with acceptable proof of the account’s non-discretionary status within 10 days of being hired, at the time the account is considered to be non-discretionary, and annually thereafter. If you are uncertain as to whether this exclusion applies to you, please see Compliance for further clarification.

Ownership of shares of Los Angeles Capital allocated pursuant to periodic share offerings and 529 College Savings Plans are exempt from all reporting requirements and do not need to be disclosed in any capacity in the Compliance System.

Los Angeles Capital’s 401(k) Profit Sharing Plan

Most investments available through Los Angeles Capital’s 401(k) Profit Sharing Plan are exempt from reporting, with the exception of the Reportable Funds listed on the LACM Identified Securities List. Transactions in Reportable Funds that are made pursuant to an automatic investment plan, such as a plan contribution, are exempt. However, transactions in Reportable Funds that are directed by the Access Person by either a direct exchange in or out of the Reportable Fund, or through a one-time reallocation of your investment mix, require pre-clearance approval.

Access Persons are not required to provide a quarterly statement for the Los Angeles Capital 401(k) Profit Sharing Plan. Transactions in Reportable Funds will be monitored directly via transaction reports provided by the plan administrator. Transaction reports must meet the minimum requirements outlined in Appendix C.

C. Confidentiality

All reports submitted to Los Angeles Capital’s Compliance department pursuant to the Code will remain confidential, except to the extent necessary to implement and enforce the provisions of the Code or to comply with requests for information from regulatory and law enforcement agencies.

Code of Ethics Certifications

The Compliance department will provide each employee with a current copy of the Code upon hire, request, material change, and a copy will be maintained on the Compliance System for easy, continuous retrieval. Upon hire and quarterly thereafter, each employee will certify in writing that he/she: (i) received, read, and understands the Code and any applicable amendments; (ii) recognizes that he/she is subject to the Code; (iii) has

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complied with the requirements of the Code; and (iv) if an Access Person, has disclosed all personal securities and transactions required to be reported pursuant to the requirements of the Code.

Certifications are made by all employees and Access Persons via the Compliance System upon hire and within 30 days of each calendar quarter-end.9 As applicable, certifications include all positions in directly held Reportable Securities, confirmation of all Investment Accounts for the Access Person and their Related Parties, certification of all entries made in the Compliance System, including, but not limited to, gifts and entertainment, and conflicts of interest, and responses to any additional requests or certifications deemed necessary by Compliance. The Compliance department will review all submissions for accuracy and completeness, cross checking with other required documentation.

Administration and Enforcement of Code

A.  Annual Review

Compliance will review the Code at least annually for its adequacy and effectiveness. Any material amendments to the Code must be approved by Los Angeles Capital’s Board and the Board of any mutual fund that Los Angeles Capital currently serves as a sub-adviser. All material amendments will be promptly communicated to Firm employees.

As a mutual fund adviser or sub-adviser, Los Angeles Capital will provide a written annual report to the Board of each mutual fund that describes any issues arising under the Code since the last report, including information about material violations of the Code and sanctions imposed in response. This report will also include discussion of any waivers that might be considered important by the Fund’s Board and will certify that the Firm has adopted policies and procedures reasonably designed to prevent employees and Access Persons from violating the Code.

B.  Record keeping

All required documentation will be retained in accordance with Rule 204-2 of the Investment Advisers Act and Rule 17j-1 of the Investment Company Act of 1940. Please see the Firm’s Books and Records policy for further information.

C.  Violations of the Code

All employees and Access Persons must report immediately to Compliance if they: (i) suspect that another employee or anyone else working on behalf of the Firm or its affiliates has breached any of the General Principles outlined in this Code; (ii) believe that any of the Firm’s procedures are inconsistent with the Firm’s fiduciary duty or regulations; or (iii) are asked, directly or indirectly, to act in any manner inconsistent with the General Principles of the Code.

Access Persons must make sure that Related Parties covered by the Code are familiar with the requirements of the Code, particularly regarding personal trading requirements. A violation due to the actions of a Related Party constitutes a violation by the Access Person.

Material violations of the Code include violations that impact a client or are egregious, malicious, or repetitive in nature. A violation may include, but is not limited to: failure to receive pre-clearance when obligated; opening a non-permitted Investment Account; trading in restricted securities; fraudulent misrepresentation of personal securities holdings or conflicts of interest; receipt of or gifting an excessive gift or entertainment event to a client,

9 Certain APs, such as consultants, interns, or other temporary employees, may be required to meet the Code’s reporting obligations in alternative ways to the Compliance System. These individuals are currently not loaded into the Compliance System and complete reporting obligations via hardcopy/emailed forms.

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prospective client, or any individual or entity who does business or hopes to do business with the Firm; failing to receive pre-clearance for broker entertainment; repetitive non-material violations for the same offense; non-compliance with applicable laws, rules, and regulations; fraud or illegal acts involving any of the Firm’s business; material misrepresentation in regulatory filings, internal books and records, client records, or reports; activity that is harmful to a client, including its shareholders; and deviations from required controls and procedures that safeguard clients and the Firm.

Sanctions

Any violations of the Code may result in disciplinary action that Los Angeles Capital’s Board and the CCO deem appropriate, including, but not limited to, a warning, fines, disgorgement, suspension, demotion, loss of responsibility, or termination of employment. In addition to sanctions, violations may result in referral to civil or criminal authorities where appropriate.

Sanctions for Personal Trading Violations

Personal trading violations, including, but not limited to, trading without the required pre-clearance or trading restricted securities, may result in the immediate unwinding of the trade or a fine. If required, the amount of the fine will be determined by members of Los Angeles Capital’s Board and the CCO. It may include the disgorgement of any profits from the trade to a mutually agreed upon charity. The trade(s) may be unwound as soon as possible upon discovery and notification of the violation.

Whistleblower Policy

The Firm is committed to high ethical standards and compliance with the law in all of its operations and will deal with its regulators in an open and cooperative way. The Firm must disclose to regulators anything relating to the Firm of which a regulator would reasonably expect notice. The Firm believes that its employees are in the best position to provide early identification of significant issues that may arise with compliance with these standards and the law. The Firm’s policy is to create an environment in which its employees can report these issues in good faith without the fear of reprisal.

The Firm requires employees to report illegal activity or activities that are not in compliance with the Firm’s formal written policies and procedures, including the Firm’s Code of Ethics, to assist the Firm in detecting and putting an end to fraud or unlawful conduct. All such reports will be treated confidentially to the extent permitted by law and investigated promptly and appropriately.

The Firm expects the Whistleblower Policy to be used responsibly. If an employee believes that a policy is not being followed because it is merely being overlooked, the normal first recourse should be to bring the issue to the attention of the party charged with the operation of the policy. In most cases, an employee should be able to resolve the issue with his or her manager, or, if appropriate, another senior member of the Firm. However, instances may occur when this recourse fails or you have legitimate reason to not notify management. In such cases the Firm has established a system for employees to report illegal activities or non-compliance with the Firm’s formal policies and procedures.

An employee who has good faith belief that a violation of law or failure of compliance may occur or is occurring has a right to come forward and report under this Whistleblower Policy. “Good faith” does not mean that a reported concern must be correct, but it does require that the reporting employee believe that he or she is fully disclosing information that is truthful.

Reports may be oral, by telephone or interview, or in writing by letter, memorandum, instant message, or e-mail. The employee making the report must identify himself or herself. The employee should also clearly identify that the report is being made pursuant to the Whistleblower Policy and in a context commensurate with the fact that the Policy is being invoked. The report should be made to the following parties, in the order shown:

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•	The Chief Compliance Officer, unless it would not be appropriate or that officer fails to respond; or
•	The General Counsel.

The Chief Compliance Officer and/or General Counsel, as appropriate, will consult about the investigation as required. Depending on the nature of the matters covered by the report, an officer or manager may conduct the investigation or it may be conducted by the Chief Compliance Officer, the General Counsel, or by an external party.

The investigation will be conducted diligently by any appropriate action.

The Firm understands the importance of maintaining confidentiality of the reporting employee to make the Whistleblower right effective. Therefore, the identity of the employee making the report will be kept confidential, except to the extent that disclosure may be required by law, a governmental agency, by self-regulatory organization, or as an essential part of completing the investigation determined by the Chief Compliance Officer or General Counsel. Any disclosure shall be limited to the minimum required. The employee making the report will be advised if confidentiality cannot be maintained.

The Chief Compliance Officer will follow up on the investigation to make sure that it is completed, that any non-compliance issues are addressed. The Chief Compliance Officer will ensure that no acts of retribution or retaliation occur against the person(s) reporting violations or cooperating in an investigation in good faith.

The Chief Compliance Officer or General Counsel will report to the Firm’s Board concerning the findings of any investigation they determine involved a significant non-compliance issue.

If an employee elects not to report suspected unlawful activity or a suspected violation of law to the Firm, the employee may contact the appropriate governmental authority for review and possible investigation. Nothing in any Confidentiality Agreement between an employee or former employee and the Company will be considered violated in making a report of suspected unlawful activity to a governmental authority. This includes reporting waste, fraud, or abuse related to the performance of a Government contract involving the Company to a designated investigative or law enforcement representative of a Federal department or agency authorized to receive such information (e.g., agency Office of the Inspector General).

The California Attorney General’s whistleblower hotline is 800-952-5225, the SEC’s whistleblower hotline is 202-551-4790, and the FCA’s Whistleblowing Advice Line is +44 (0)20 7066 9200 or whistle@fca.org.uk.

Note that submitting a report that is known to be false is a violation of this Policy. The Firm will not retaliate against an individual who reports a violation as required by law.

Retaliation against an individual who reports a violation is prohibited and constitutes a further violation of the Code.

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Appendix A: Account Disclosure Matrix

Account Type	Disclosure	Electronic Feed	Assets at Firm-Approved Brokerage	Other Requirements
Discretionary Investment Accounts (Ex. – individual/joint non-retirement, IRAs, HSA, Trusts, etc.)	Required	Required	Required

New Investment Accounts are disclosed at account inception via the Compliance System, upon obtaining Beneficial Ownership, or upon a change from Non-Discretionary status.

Access Persons and Related Parties must transition applicable accounts within 90 days of disclosure date directly to an eligible brokerage. The transition process must commence within 30 days from the date of account disclosure.

Non-Discretionary Investment Account	Required	Not Required	Not Required

Non-Discretionary status is subject to Compliance approval and must be evidenced:

1)  within 10 days of hire date OR account opening OR at time the account is considered to be non-discretionary; AND

2)  on an annual basis thereafter.

An account is considered non-discretionary only AFTER Compliance has provided written approval.

Employer-sponsored retirement (Ex. – 401(k), 403(b), etc.)	Required	Not Required	Not Required	Disclosure is required at the time of hire or account inception. Quarterly statement must be uploaded via the Compliance System.
Los Angeles Capital’s 401(k) Profit Sharing Plan	Required	Not Required	N/A	Transactions are monitored for investments in securities and Reportable Funds on the LACM Identified Securities List. Pre-clearance requirements are included on the LACM Identified Securities List.
529 Plans	Not Required	N/A	N/A	N/A

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Appendix B: Code of Ethics Pre-Clearance Matrix

If a security type you would like to trade is not listed below, please see Compliance for additional guidance. Transactions made pursuant to an automatic investment plan require pre-clearance at the initial investment in an investment account other than an employer sponsored retirement account (subsequent investments made pursuant to the automatic investment plan do not require pre-clearance).

Security Type	Pre-Clearance Approval
Bankers Acceptance	Not Required
Certificate of Deposits (CDs)	Not Required
Commercial Paper	Not Required
Debt
All debt issued by LACM Restricted Security List	PROHIBITED
Commercial Paper	Not Required
Corporate Bonds	Not Required
High Quality, Short-Term Debt Instruments	Not Required
Municipal or Government Bond (Non Federal)	Not Required
Promissory Notes	Not Required
Digital Currency	Not Required
Digital Coin/Token	Not Required
Direct Obligations of U.S. Government	Not Required
Funds (Open and Closed)
ETF	Not Required
ETFs on LACM Identified Securities List	Required
Closed-end Funds	Required
Money Market Funds	Not Required
Mutual Funds	Not Required
Mutual Funds on LACM Identified Securities List	Required[10]
Reportable Funds on LACM Identified Securities List	Required[9]
Unit Investment Fund or Trust	Required
Initial Coin Offering (ICO)	PROHIBITED
IPO Allocation	PROHIBITED
Limited or Direct Offering	Required at time of initial investment; not required for all subsequent investments provided in same limited offering
Options/Futures Contracts
ETFs or Indices	Not Required
ETFS on LACM Identified Securities List	Required
Stocks	Required
Stocks on LACM Restricted Security List	PROHIBITED
All other options/futures contracts	Not Required
Repurchase Agreements	Not Required
Shares issued by Los Angeles Capital	Not Required
Stock
Common Stock	Required
Stocks on LACM Restricted Security List	PROHIBITED
Preferred Stocks	Required

10 Transactions in securities or Reportable Funds on the LACM Identified Securities List that occur as a part of an automatic investment plan in an employer sponsored retirement account do not require pre-clearance. Direct exchanges in or out of these securities, or one-time reallocations involving these securities, require pre-clearance.

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Appendix C: Account Statement Requirements

Disclosure/Statement Type	Requirements	Method of Verification
Initial Account and Holdings Disclosures

Account statements or information provided to satisfy the initial account and holdings disclosure requirement must be current as of a date no more than 45 days prior to the date the employee became an Access Person (“Hire Date”).

Statements must include at a minimum, the following position level detail:

•  Security Name

•  Type of security

•  Exchange Ticker or CUSIP/SEDOL (if applicable)

•  Number of Shares

•  Principal Amount

Required certifications and disclosures are obtained via the Compliance System on the Initial Combined Report or via hard copy on the Personal Securities & Account Disclosure Report.

Statements as of a date no more than 45 days prior to the Hire Date are to be supplemented with a brokerage transaction report from the as-of date of the statement to the Hire Date to reasonably determine ownership and holdings as-of the Hire Date.

Quarterly Personal Brokerage Statements

Account statements or information provided must be current as of a date no more than 45 days prior to the date the report was submitted.

Statements must include at a minimum, the following:

•  Position level detail

o   Security Name

o   Type of security

o   Exchange Ticker or CUSIP/SEDOL (if applicable)

o   Number of Shares

o   Principal Amount

•  Transaction level detail:

o   Transaction Date

o   Nature of Transaction (e.g. buy, sell)

o   Security Name

o   Exchange Ticker or CUSIP/SEDOL (if applicable)

o   Interest Rate/Maturity Date (if applicable)

o   Number of Shares

o   Price the transaction was effected

o   Principal Amount

o   Name of broker, dealer, or bank

Required certifications and disclosures are obtained via the Compliance System on the Quarterly Combined Report or via hard copy on the Quarterly Report.

For Discretionary Investment Accounts, transaction level detail is collected on a T+1 basis via direct broker feeds and reconciled daily for position level detail. Until transaction data feeds are established for this account type, transaction and position level detail is obtained via brokerage account statements.

For Employer-Sponsored Retirement Accounts, position level detail is obtained via a brokerage account statement that includes transaction level detail for the quarterly period under review.

For Los Angeles Capital’s 401(k) Profit Sharing Plan, transaction level detail is provided via a transaction feed from the Plan Administrator and used to reconcile position level detail.

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